March 27, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-6010

Re:	Registration Statement on Form S-3; File No. 333-223808

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, CytRx Corporation, a Delaware corporation, hereby requests that the Securities and Exchange Commission issue an order declaring the above-referenced Registration Statement effective at 5:00 P.M., Washington, D.C. time, on Monday, April 2, 2018, or as soon thereafter as is practicable.  Please call our counsel, Dale Short, at 310-789-1259 to inform him of the effectiveness.
Very truly yours,

/s/ STEVEN A.KRIEGSMAN
Steven A. Kriegsman
Chairman and Chief Executive Officer